Filed by Netro Corporation Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                            Subject Company:  Netro Corporation
                                               Commission File No.:  333-107620


On August 27, 2003, Netro issued the press release set forth below.

Netro's Stockholders Approve Merger with SR Telecom; Closing of Merger Expected to be September 4, 2003

Netro Corporation (Nasdaq: NTRO) today announced that its stockholders approved its proposed merger with SR Telecom Inc. (TSE:SRX), clearing the way for the closing of the merger, scheduled to take place on September 4, 2003. The closing remains contingent upon other customary closing conditions and the formal declaration by Netro's board of directors of an aggregate $100 million dividend. Netro's board of directors has approved the declaration of the dividend, provided that there are no material adverse changes to Netro or SR Telecom between August 27, 2003 and the closing date. Netro expects that on September 4, 2003 all of the closing conditions will be satisfied, the merger will become effective and the dividend will be declared and paid. Only stockholders of record as of the close of business on September 4, 2003 will be entitled to receive the merger consideration of SR Telecom common stock and the dividend.

About Netro Corporation

Netro Corporation is a leading provider of fixed broadband wireless systems used by telecommunications service providers to deliver voice and high-speed data services for access and mobile infrastructure applications to customers worldwide. Netro offers a broad range of low and high frequency products for business and residential, access and mobile infrastructure needs, with a wide set of licensed frequencies for point-to-multipoint: 1.9 - 39 GHz. The Company's AirStar and Angel products have an impressive track record of performance and stability worldwide.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release contains information and statements of a forward-looking nature within the meaning of the United States federal securities laws concerning the anticipated acquisition of Netro by SR Telecom Inc. Statements regarding the timing of closing are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Readers are advised that actual events may differ materially from expected events based on a number of factors, many of which are beyond the control of SR Telecom and Netro.